DLA Piper US LLP 4365 Executive Drive, Suite 1100 San Diego, California 92121-2133 www.dlapiper.com Marty B. Lorenzo marty.lorenzo@dlapiper.com T 858.677.1430 F 858.638.5030

August 8, 2007
Via EDGAR and COURIER

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	HLS Systems International Ltd. Amendment 7 to Registration Statement on Form S-4 File No. 333-132826

Ladies and Gentlemen:

On behalf of HLS Systems International Ltd. (the “Company”), we are transmitting herewith for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Amendment No. 7 to the Company’s Registration Statement on Form S-4 (No. 333-132826) (the “Registration Statement”), together with all exhibits listed therein as being filed with such amendment.

The courtesy packages that are being provided via courier to Ms. M. Cathey Baker and Mr. Brian Bhandari contain a copy of this letter and two copies of Amendment No. 7 to the Registration Statement (one of which is marked to show changes from Amendment No. 6 to the Registration Statement, as filed with the Commission on July 23, 2007).

The Company thanks the staff of the Commission (the “Staff”) for its prompt review of the Registration Statement and its detailed comments provided in the Staff’s letter dated August 6, 2007 (the “Comment Letter”). We hereby submit the following responses and supplemental information with respect to the Comment Letter. For ease of reference, we have included the text of each of the Staff’s comments followed by the Company’s response.

We respectfully request that the Staff review this filing on an expedited basis, to permit Chardan North China Acquisition Corporation to provide its stockholders with the opportunity to vote on whether they approve the contemplated business combination.

General

1.
We note that, if Advance Pacific defaults on the $200 million note and the ownership interest in the 22.2 million shares of HLS stock issued to Advance Pacific upon the closing of the stock purchase reverts to OSCAF, HLS may be considered an OSIC under Chinese law. In this event, the principals of the seven BVI companies would have to make and maintain registration under SAFE Notice 75 in order for dividends declared by HLS to be payable outside of China in foreign currency, i.e., U.S. Dollars. We also note the statement that this reversion “appears more likely than not.” See page 116.

Securities and Exchange Commission
August 8, 2007
Page Two

Please modify and expand your disclosure, as appropriate, to address the exchange controls that will apply in the event that ownership of the 22.2 million shares of HLS stock reverts to the BCI companies - as opposed to the continued ownership of the stock by HLS. Explain whether not only HLS but also Gifted Time would be an OSIC under Chinese law. Describe the registration procedure with SAFE. Add appropriate risk factors, for example, concerning the need for the PRC residents to maintain an OSIC’s foreign exchange registration with SAFE if the OSIC is able to receive profits, bonuses or proceeds from liquidation from the operation company(ies). See, e.g., Amendment 2 at pages 23, 49 (discussing exchange controls).

RESPONSE: The Company has revised the prospectus as requested (see the twenty-eighth risk factor, page 44, and the ninth paragraph of “Reorganizing the Ownership of Gifted Time Holdings”, page 116).

Recent Significant Transactions, page 114

2.
We note your statement in the fourth paragraph on page 116 that “as had been discussed and agreed between Ka Wa Cheng and Qiao Li during negotiations of the purchase, control over Gifted Time Holdings remained with Qiao Li and Wang Chang Li, the chairperson and president of HollySys, respectively.” Please revise to indicate when the oral agreement between Ka Wa Cheng and Qiao Li was entered into. Also indicate when the oral understanding was memorialized in the written voting agreement.

RESPONSE: The Company has revised the prospectus as requested (see the eleventh paragraph of “Reorganizing the Ownership of Gifted Time Holdings”, page 116).

Financial Statements

3.	Please provide currently dated consents in any amendment and ensure the financial statements are updated as required by Rule 3-12(g) of Regulations S-X.

RESPONSE: Current accountant consents are filed with this amendment

Securities and Exchange Commission
August 8, 2007
Page Three

We believe that this response addresses the comments raised by the Staff. As indicated above, we respectfully request that the Staff expedite its review of this filing since Chardan North China Acquisition Corporation needs to distribute the proxy statement/prospectus to its stockholders to permit them to vote on the proposed transaction. The Company has requested acceleration of the Registration Statement. If you have any questions or comments regarding this filing, please do not hesitate to contact me at (858) 677-1430.

Sincerely,

DLA Piper US LLP

Marty B. Lorenzo
Partner